Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

*** *** ***

The following page was posted on Adobe Systems Incorporated's internal website on June 15, 2005:

Inside the Acquisition Home
‹http://icomm.corp.adobe.com:82/acq/Index.asp›
Employee FAQs
‹http://is.corp.adobe.com/intranet1/corp/emp_comm/pdf/AdobeMacromediaInternalFAQs.pdf›
Integration Planning Toolkit
‹http://icomm.corp.adobe.com:82/acq/IntegrationPlanningToolkit.asp›
Learn More
—Integration Planning Updates ‹http://icomm.corp.adobe.com:82/acq/PlanningUpdates.asp›
—Macromedia's Business ‹http://www.macromedia.com/macromedia/›
—Macromedia's Products ‹http://www.macromedia.com/software/›
—Upcoming Communications ‹http://icomm.corp.adobe.com:82/acq/UpcomingCommunications.asp›
ADBE + MACR External Acquisition Site
‹http://www.adobe.com/aboutadobe/invrelations/adobeandmacromedia.html›
Ask an Acquisition Question
‹mailto:acquisition_macr@adobe.com›
Adobe Announces Plans to Acquire Macromedia Bruce Chizen and Stephen Elop discuss Adobe + Macromedia
Watch the Video ‹http://icomm.corp.adobe.com:82/acq/index.asp#›
"By combining the passion and creativity of two leading-edge companies, Adobe will continue driving innovation that is changing the way people everywhere experience and interact with information."

Upcoming Communications

June 16
Q2 Earnings Announcement

June 30
Employee Meeting

June 30
Senior Leaders Forum

July 15
Integration Planning Knowing the Business Session

Integration Planning Updates

Integration Planning Update
‹http://inside.adobe.com/cgi-bin/WebObjects/InsideAdobe.woa/wa/selectArticle?artnumber=iagh›

7 June 2005 - This is the second in a series of biweekly e-newsletters designed to keep you informed of the progress we are making in the Adobe + Macromedia acquisition.

Integration Planning Update: ADBE + MACR What's UP
‹http://inside.adobe.com/cgi-bin/WebObjects/InsideAdobe.woa/wa/selectArticle?artnumber=iacf›

27 May 2005 - New bi-monthly integration e-newsletter and Knowing the Business sessions will highlight news regarding the ADBE + MACR integration process.

Integration Planning Update - Adobe and Macromedia
‹http://inside.adobe.com/cgi-bin/WebObjects/InsideAdobe.woa/wa/selectArticle?artnumber=hjhj›

12 May 2005 - Message from Acquisition Integration Steering Committee: It's been less than four weeks since Adobe announced its intent to acquire Macromedia, and we are making great progress on our plans for combining our companies. A key priority the past two weeks has been setting up the integration planning process and determining the team responsible for ensuring a smooth integration.

more news

    Inside Adobe Home ‹http://inside.adobe.com/›

    Adobe.com ‹http://www.adobe.com/›

    Macromedia.com ‹http://www.macromedia.com/›

    Adobe in the News ‹http://inside.adobe.com/cgi-bin/WebObjects.exe/InsideAdobe.woa/wa/browseNewsCategory?
category=inTheNews›

Adobe is required to include the following legend on any communications that may be deemed to be offering or soliciting material under the applicable SEC rules and regulations:

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC on their Web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC Web site (http://www.sec.gov) and from Investor Relations at Adobe and Macromedia as described above.

Employee Communications Last Updated: June 13, 2005